SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/7/2010


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
170

8. SHARED VOTING POWER
49

9. SOLE DISPOSITIVE POWER
219
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
219

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

17.56%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of Auction Rate Preferred of Invesco Quality Municipal Investment Trust.
("IQT" or the "Issuer").

(a) The principal executive offices of NRO are located at 522 FIFTH AVENUE
NEW YORK NY 10036

(b) CUSIP numbers: 46133H204,46133H303



Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Bulldog Investors, Brooklyn Capital Mangement, Phillip Goldstein,
60 Heritage Drive Pleasantville, NY 10570 a principal of Bulldog Investors and Andrew Dakos, Park 80 West,Saddle Brook, NJ 07663, also a principal of Bulldog Investors. Mr.Goldstein and Mr. Dakos are self-employed investment advisors.

On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State filed a complaint against Bulldog Investors, Messrs. Goldstein and Dakos and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making truthful information about certain unregistered investments available on a website and by sending an e-mail containing truthful material about such investments to an individual who requested it. On March 23, 2007 the Bulldog Parties filed a lawsuit in the Massachusetts Superior Court against the Secretary alleging that the enforcement action violated 42 U.S.C. 1983 because, among other things, it violated their First Amendment rights. On October 17, 2007 the Secretary issued an "obey the law" cease and desist order (the Order) and fined the Bulldog Parties $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Order in the Massachusetts Superior Court. On February 12, 2009 the Massachusetts Superior Court upheld the Order. The Bulldog Parties further appealed the Order to the Massachusetts Appeals Court. On October 21, 2009
the Massachusetts Supreme Judicial Court (the SJC), the state's highest court, unilaterally transferred the case to itself. On July 2, 2010 the SJC upheld the Order except for the Bulldog Parties' First Amendment claim which it ruled must be decided in the appeal of the aforementioned 1983 lawsuit which Massachusetts Superior Court decided in the Secretary's favor on
September 26, 2009. The Bulldog Parties filed an appeal of the September 26, 2009 decision in the 1983 lawsuit in the Massachusetts Appeals Court.
On July 23, 2010, the SJC unilaterally transferred the appeal of the 1983 lawsuit to itself and the SJC will decide the appeal. Oral argument is scheduled for December 2010.

The Bulldog Parties, whose place of business is in New Jersey, believe that the Order is void and unenforceable because, among other things, the Secretary lacked personal jurisdiction over them. The Secretary has not attempted to enforce the Order in New Jersey pursuant to the Uniform Enforcement of Foreign Judgments Act. If a New Jersey court determines that the Secretary lacked personal jurisdiction over the Bulldog Parties it will refuse to enforce the Order.



ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Shares of the Issuer have been accumulated on behalf of managed accounts.


ITEM 4. PURPOSE OF TRANSACTION
An affiliate of the filing persons intends to contact management to discuss refinancing the auction rate preferred stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSR filed on January 10, 2010 there were 1,247 shares of Auction Rate Preferred outstanding as of 10/31/2009 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 219 shares of NRO or 17.56% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of IQT Auction Rate Preferred were purchased:

Date:		        Shares:		Price:
10/7/10			219		42,000.00




d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/21/2010

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos